Exhibit (p8)

Appendices: SEC Compliance

Appendix 2.07

Policy on Personal Securities Transactions (Code of Ethics)

POLICY ON PERSONAL SECURITIES TRANSACTIONS

(CODE OF ETHICS)

Please also refer to Part 1 Chapter 14 (Personal Dealings & Inducements) and Appendix 1.06 (Personal Account Dealing Notice).

I.	INTRODUCTION

High ethical standards are essential for the success of the Firm and to maintain the confidence of clients and investors in the funds managed by the Firm. The Firm’s long-term business interests are best served by adherence to the principle that the interests of clients come first. We have a fiduciary duty to clients to act solely for the benefit of our clients. Potential conflicts of interest may arise in connection with the personal trading activities of our personnel. Accordingly, the Firm has adopted this policy containing provisions designed to:

(1)	prevent improper personal trading;

(2)	identify conflicts of interest; and

(3)	provide a means to address any actual or potential conflict of interest.

Adherence to this policy and the related restrictions on personal investing is considered a basic condition of employment by or service with the Firm. If you have any doubt as to the propriety of any activity, you should consult with the Chief Compliance Officer, who is charged with the administration of this Policy.

II.	DEFINITIONS

1.	Access Person means someone who has access to non-public information regarding any clients’ purchase or sale of securities, or non-public information regarding portfolio holdings of any reportable fund or who is involved in making securities recommendations to clients (or who has access to such recommendations that are non-public). Access Person includes any partner, officer, director, or employee of the Firm, or other person who provides investment advice on behalf of the Firm and is subject to the supervision and control of the Firm.

Note: The Firm regards all partners and employees except the tea lady/cleaner as an “Access Person”. Persons subject to the control of the Firm include the Firm’s solicitors and other legal representatives, auditors and tax advisers.

2.	Beneficial ownership includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect financial interest other than the receipt of an advisory fee.

Note: Beneficial ownership is interpreted in the same manner as it would be under Rule 16a-1(a)(2) under the Securities Exchange Act of 1934. See e.g. Rule 204-2(a)(12)(iii)(B).

3.	Covered Person means any director/manager, partner, officer, or employee of the Firm. A Covered Person also includes any solicitor/consultant, representative or agent retained by the Firm who (i) makes or participates in the making of investments and/or potential investments for the clients; (ii) obtains information on investments and/or potential investments for clients; or (iii) has knowledge of the investments or potential investments of the clients.

Appendices: SEC Compliance

Appendix 2.07

Policy on Personal Securities Transactions (Code of Ethics)

4.	Personal Account means any account in which a Covered Person has any beneficial ownership.

5.	Reportable Security means a security as defined in section 202(a)(18) of the Advisers Act (15 U.S.C. 80b-2(a)(18)), except that it does not include*:

(i)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(ii)	Shares issued by money market funds;

* SEC Rules also provide exceptions from reporting U.S. Government Debt and shares/units in U.S. regulated open-end funds. However, to ensure Compliance with FCA Rules, the Firm requires that transactions in such securities are treated as reportable.

6.	Restricted Security means any security that (1) a client owns or is in the process of buying or selling; (2) the Firm is researching, analyzing or considering buying or selling for a client.

7.	Short Sale means the sale of securities that the seller does not own. A Short Sale is “against the box” to the extent that the seller contemporaneously owns or has the right to obtain securities identical to those sold short, at no added cost.

III.	APPLICABILITY OF THIS POLICY (CODE OF ETHICS)

This Policy (Code of Ethics) applies to all Personal Accounts of all Covered Persons.

A Personal Account also includes an account maintained by or for:

•	A Covered Person’s spouse and minor children;

•	Any individuals who live in the Covered Person’s household and over whose purchases, sales, or other trading activities the Covered Person exercises control or investment discretion;

•	Any persons to whom the Covered Person provides primary financial support, and either (i) whose financial affairs the Covered Person controls, or (ii) for whom the Covered Person provides discretionary advisory services;

•	Any trust or other arrangement which names the Covered Person as a beneficiary or remainderman; and

•	Any partnership, corporation or other entity in which the Covered Person has a 25% or greater beneficial interest, or in which the Covered Person exercises effective control.

Appendices: SEC Compliance

Appendix 2.07

Policy on Personal Securities Transactions (Code of Ethics)

IV.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

1.	General.

It is the responsibility of each Covered Person to ensure that a particular securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Policy or otherwise prohibited by any applicable laws. Personal securities transactions for Covered Persons may be effected only in accordance with the provisions of this Section.

2.       Pre-clearance of Transactions in Personal Account.

A Covered Person must obtain the prior approval of the Chief Compliance Officer before engaging in any transaction in his or her Personal Account. The Chief Compliance Officer may approve the transaction if the Chief Compliance Officer concludes that the transaction would comply with the provisions of this Policy and is not likely to have any adverse economic impact on clients. A request for pre-clearance must be made by completing a personal account dealing request using the My Compliance on line system, this is then submitted to the Chief Compliance Officer in advance of the contemplated transaction.

Generally, any Restricted Security (Section II (6) above) will not be approved for personal trading. In addition, it is the Firm’s policy that requests to transact in quoted single name stocks and shares (other than Funds) will not be approved unless they constitute requests to liquidate pre-existing holdings (or, in the case of covered partners/spouses, participating in employee share option/purchase schemes).

It is the Firm’s policy that members of staff should not deal in stock index, financial or currency spread-betting/

Where approval by the Chief Compliance Officer is given to purchase quoted stocks, shares, securities (or derivatives thereof), a minimum holding period of 30 days will be applied before consent to close the position will be considered. Any approval given under this paragraph will remain in effect for 24 hours.

3.	Short Sales.

A Covered Person shall not engage in any short sale of a Restricted Security (Section II (6) above).

4.	Compliance with applicable securities laws.

Supervised persons are required to ensure that they comply with applicable federal securities laws. Any breaches are to be reported to the Chief Compliance Officer immediately.

5.	Service on Boards of Directors.

A Covered Person shall not serve as a director (or similar position) on the board of any company unless the Covered Person has received written approval from the Chief Compliance Officer and the Firm has adopted policies to address such service.

6.	Gifts.

Offering or accepting a gift* to/from anyone who has or may have business dealings with the Firm may create potential for conflicts of interest and may result in breaching the UK Bribery Act 2010. For this reason, it is expected that all members of staff will exercise good judgement in considering the value, frequency and intent of gifts and entertainment. If members of staff have any doubts on this regard, they should consult with the Chief Compliance Officer before accepting.

*including an invitation to an entertainment, charity or corporate hospitality event

Appendices: SEC Compliance

Appendix 2.07

Policy on Personal Securities Transactions (Code of Ethics)

Pre-authorisation by Compliance

Before members of staff accept any gifts, they should obtain pre-authorisation from the firm’s Chief Compliance Officer on all gifts and invitations with a value greater than £100 by submitting a request using the online My Compliance system.

Entry to Gifts Register

In any event, members of staff must promptly inform the Chief Compliance Officer by way of the My Compliance system, of all gifts or invitations irrespective of their value. Members of staff should consult their manager if they have any doubts on the (a) value, (b) frequency; and/or (c) intent of a gift or invitation. The Chief Compliance Officer will maintain a Gifts Register and it will be kept for at least 6 years after cessation of service with the firm.

It is the Firm’s policy not to offer any gifts, entertainment and benefits in kind to individuals or firms with whom it deals. However, this does not prohibit business luncheons and functions provided they are not excessive in terms of value or frequency.

Reporting of Concerns or Suspicions

If members of staff have any concerns or suspicions of actual, attempted or suspected bribery, they must report such concerns or suspicions to the Chief Compliance Officer (alternatively, to any one of the members of the Firm’s management committee) – without discussion with anyone else. All reports will be fully investigated and reported to the Board.

V.	EXCEPTIONS FROM PRE-CLEARANCE PROVISIONS

In recognition of the de minimis or involuntary nature of certain transactions, this Section sets forth exceptions from the pre-clearance requirements.

The restrictions and reporting obligations of this Policy (Code of Ethics) will continue to apply to any transaction exempted from pre-clearance pursuant to this Section. Accordingly, the following transactions will be exempt only from the pre-clearance requirements of Section IV (2):

1.	Purchases or sales of securities with respect to which a Covered Person has (or by reason of such transaction would have) no beneficial ownership;

2.	Purchases or sales that are non-volitional on the part of the Covered Person such as purchases that are made pursuant to a merger, tender offer or exercise of rights;

3.	Transactions in, and holdings of, EU UCITS regulated Collective Investment Scheme, securities issued by the United States Government, U.S. Registered Investment Companies, bank certificates of deposit and money market instruments or Government and Public Securities.

4.	Transactions effected in, and the holdings of, any account over which the Covered Person has no direct or indirect influence or control (i.e., blind trust, discretionary account or trust managed by a third party). Note: If a Covered Person wishes to take advantage of this provision, the Chief Compliance Officer should obtain a written representation from the Covered Person to the effect that the Covered Person will not have any direct or indirect influence or control over the account.

VI.	REPORTING

1.	Copy of Broker’s Confirmations of Personal Dealings in Quoted Securities.

For all dealings in securities (quoted, unquoted or non-tradable securities including VCT, hedge funds and private equity investments), all Covered Persons/Access Persons are required to supply the Chief Compliance Officer with a copy of contract notes or documentation as soon as is practicable or a monthly or quarterly broker’s account statements. The Chief Compliance Officer will check the confirmations or statements against pre-clearance authorization forms.

Appendices: SEC Compliance

Appendix 2.07

Policy on Personal Securities Transactions (Code of Ethics)

2.	Disclosure of Securities Holdings and Business Activities.

All Access Persons shall, within 10 days of commencement of employment with or service to the Firm, submit an initial statement to the Chief Compliance Officer listing all of the (i) securities in which he has any beneficial ownership, (including title exchange ticker symbol or CUSIP number, type of security, number of shares and principal amount (if applicable) of each reportable security in which he has any beneficial ownership, and the name of the broker, dealer or bank in which the securities are held; (ii) business activities in which he has a significant role, including any service on the board of directors of a company and (iii) (if applicable) the names of any brokerage firms or banks where he maintains an account in which securities are held.

The initial statement must be submitted no later than 10 days after the date that the person becomes an Access Person, must be dated the day he submits it, and must contain information that is current as of a date no more than 45 days prior to the date the person becomes an Access Person of the Firm. Access Persons shall annually submit to the Chief Compliance Officer an updated statement, which must be current as of a date no more than 45 days prior to the date the report was submitted.

Rule 204A-1 requires the initial and annual reporting of Reportable Securities. This requirement applies to Access Persons, not all Covered Persons. Also, item (ii) above is not specifically required by the Rule, but is designed to address disclosure lapses that have been the subject of SEC enforcement actions.

3.	Exceptions to Reporting Requirements

An Access Person need not submit any report with respect to securities held in accounts over which the Access Person has no direct or indirect influence or control or transaction reports with respect to transactions effected pursuant to an automatic investment plan into a life policy/non-discretionary pension scheme.

4.	Covered Persons/Access Persons must report immediately any suspected violations to the Chief Compliance Officer.

VII.	RECORDKEEPING

The Chief Compliance Officer shall keep in an easily accessible place for at least 5 years copies of this Policy (Code of Ethics), all Broker’s Confirmations and periodic statements and reports of Covered Persons/Access Persons, copies of all pre-clearance forms, records of violations and actions taken as a result of violations, acknowledgements and other memoranda relating to the administration of this Policy. Note: Rule 204-2(a)(12)(iii) requires the Firm to keep records of the written acknowledgements from the Firm’s Supervised Persons.

VIII.	OVERSIGHT OF CODE OF ETHICS

1.	Acknowledgment
The Chief Compliance Officer shall annually distribute a copy of this Policy to all Covered Persons. The Chief Compliance Officer will also distribute promptly all amendments to this Policy. All Covered Persons are required annually to sign and acknowledge their receipt of this Policy by signing the Letter of Undertaking.

2.	Review of Personal Securities Transactions

The Management Committee of the Firm will review all personal securities transactions, based on pre-clearance requests, at least quarterly in comparison with transactions for the clients and the database of Restricted Securities. Any Covered Person transactions that are believed to be a violation of this Policy will be dealt with as follows:

Appendices: SEC Compliance

Appendix 2.07

Policy on Personal Securities Transactions (Code of Ethics)

3.	Sanctions on material violation

The Management Committee, with advice of legal counsel, at their discretion, having considered the reported violation of this Policy, may impose such sanctions or remedial action as they deem appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment and/or criminal or civil penalties.

4.	ADV Disclosure

The Chief Compliance Officer shall ensure that (1) the Firm’s Form ADV Part 2A describes the Code of Ethics and (2) offers to provide a copy of this Policy to any client or prospective client upon request.

IX.        CONFIDENTIALITY

All reports of personal securities transactions and any other information filed pursuant to this Policy shall be treated as confidential to the extent permitted by law.